FILE NO.
82-4918

05010449

RECEIVED

SUPPL

Q2

Loblaw Companies Limited
Second Quarter 2005
Report to Shareholders
24 Weeks Ended June 18, 2005

Contents

Loblaw
COMPANIES LIMITED

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations regarding the Company's objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not facts, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, the ability to realize anticipated cost savings, including those resulting from restructuring and other cost reduction initiatives, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, performance of third party service providers, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. A discussion of these and other risks and uncertainties is included in the Risks and Risk Management section of the MD&A included in the Company's 2004 Annual Report. The Company cautions that the list of factors is not exhaustive.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including the MD&A, are made only as of the date of this Quarterly Report and the Company does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Report to Shareholders

Loblaw Companies Limited realized second quarter basic net earnings per common share of 77 cents as compared with 72 cents in 2004. Basic net earnings per common share included a negative impact in 2005 of 2 cents per common share from restructuring and other charges and a negative impact of 3 cents per common share for stock-based compensation as compared to a charge of 2 cents in 2004. Restructuring and other charges for the quarter include the effect of special provisions for the previously announced supply chain network reorganization, the reorganizations involving the merchandising, procurement and operations groups, certain costs associated with the establishment of a new national head office to open in Brampton, Ontario in the third quarter of 2005 and the relocation of our general merchandise operations from Calgary, Alberta to the new office.

Sales for the second quarter increased 6.0% or $367 million to $6.4 billion from $6.1 billion in 2004 with all regions enjoying growth. An increase of approximately 1.4% or $90 million in sales for the quarter related to the consolidation of certain independent franchisees which were required to be included in the unaudited interim period consolidated financial statements pursuant to new accounting standards implemented in the first quarter of 2005. On a comparable basis, sales(1) increased 4.6% or $277 million for the quarter and 5.6% or $659 million year-to-date. Same-store sales growth during the quarter was approximately zero and 1% year-to-date. The shift in timing of Easter sales between the first two quarters had no impact on the year-to-date increase in absolute and same-store sales.

Operating income of $369 million for the quarter included restructuring and other charges of $8 million and resulted in an operating margin of 5.7%. Operating income before restructuring and other charges(1) for the quarter was $377 million compared to $361 million in 2004 and generated an operating margin of 5.9% which is equal to 2004. In 2004, a $6 million gain from initial fees associated with the franchising of existing sites was included in the quarter. On a year-to-date basis, operating income of $628 million included restructuring and other charges of $63 million and generated an operating margin of 5.0%. Year-to-date operating income before restructuring and other charges(1) of $691 million in 2005 compared to $667 million in 2004 and resulted in an operating margin of 5.5% and 5.7% respectively. The consolidation of certain independent franchisees resulted in a decline of .1 percentage point in operating margin on a year-to-date basis. As previously reported, the Company has commenced the reorganization of its supply chain network which will include the closure of a number of smaller, less efficient distribution centres over the next several years to be replaced by a modern network of significantly larger, more cost effective and productive facilities. The total restructuring cost to complete this initiative will be approximately $90 million, of which approximately $70 million is expected to be recognized in 2005. Upon completion in late 2007, Loblaw expects to have a much more efficient supply chain network operating within a cost structure that provides significant annual savings to the Company, yielding an expected three year payback.

(1) See Non-GAAP Financial Measures on pages 12 and 13.

The costs associated with the general merchandise operations transfer and operational and administrative streamlining continued in the second quarter and are included in restructuring and other charges. These costs should be fully absorbed by the business by the end of 2005 and are expected to amount to approximately $25 million. Operational cost savings from this streamlining will be recognized starting in 2006, with an expected one year payback.

The implementation of these structural changes is consistent with the Company's long term strategy and may constrain operating margin expansion for the year. Operating and administrative cost control remains a priority and further leverage on operating margins is expected once these initiatives are completed.

Loblaw continues to follow its well established strategies, investing appropriately to ensure its long term growth. Continued sales growth consistent with the current year-to-date trend is expected for the rest of the year in addition to good net earnings growth with some quarterly fluctuations resulting from the execution of these transformative initiatives. Loblaw remains positive in its outlook as it builds on its strengths for the future.

W. Galen Weston
Chairman

John A. Lederer
President

Toronto, Canada
July 25, 2005

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2005 unaudited interim period consolidated financial statements and the accompanying notes included on pages 14 to 24 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended January 1, 2005 and the related annual MD&A included in the Company's 2004 Annual Report. The Company's 2005 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. As a result of implementing Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15") effective January 2, 2005, these consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") which the Company is required to consolidate. A more comprehensive discussion regarding the implementation of AcG 15 is included in the section New Accounting Standards below. A glossary of terms used throughout this Quarterly Report can be found on page 76 of the Company's 2004 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. The information in this MD&A is current to July 25, 2005, unless otherwise noted.

Results of Operations

For the second quarter of 2005, basic net earnings per common share of 77 cents compared to 72 cents earned in 2004. Restructuring and other charges accounted for a decrease of approximately 2 cents per common share in the quarter. The effective income tax rate decreased in the second quarter to 32.8% from 35.0% in 2004.

Sales Sales for the second quarter increased 6.0%, to $6.4 billion, from $6.1 billion in 2004, including an increase of 1.4% or $90 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15. All regions across the country experienced sales growth over the prior year. Same-store sales growth during the quarter was approximately zero.

Sales and Sales Growth Excluding the Impact of VIEs

For the periods ended June 18, 2005 and June 19, 2004 ($ millions except where otherwise indicated)	**2005** **(12 weeks)**	2004 (12 weeks)	**2005** **(24 weeks)**	2004 (24 weeks)
Total sales	**$ 6,436**	$ 6,069	**$ 12,560**	$ 11,746
Less: Sales attributable to the consolidation of VIEs pursuant to AcG 15	**(90)**		**(155)**	
Sales excluding the impact of VIEs[1]	**$ 6,346**	$ 6,069	**$ 12,405**	$ 11,746
Total sales growth	**6.0%**	4.7%	**6.9%**	5.1%
Less: Positive impact on sales growth of sales attributable to the consolidation of VIEs pursuant to AcG 15	**(1.4)%**		**(1.3)%**	
Sales growth excluding the impact of VIEs[1]	**4.6%**	4.7%	**5.6%**	5.1%

(1) See Non-GAAP Financial Measures on pages 12 and 13.

The following factors further explain the change in sales for the quarter over the prior year:

- national food price inflation of approximately 2% compared to a nominal amount in 2004,
- strong sales growth in general merchandise of approximately two times that of food, and
- an increase of 3.2 million square feet of net retail square footage, during the latest four quarters, related to the opening of 85 new corporate and franchised stores and the closure of 70 stores, inclusive of stores which have undergone conversions and major expansions. During the second quarter of 2005, 16 new corporate and franchised stores were opened and 13 stores were closed resulting in a net increase of .6 million square feet or 1.4%.

For the first half of the year, sales of $12.6 billion were 6.9% ahead of last year, including an increase of 1.3% or $155 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15.

The following factors in addition to the quarterly factors mentioned above further explain the change in sales year-to-date over the same period in the prior year:

- year-to-date same store sales growth of 1.0% including the impact of the repositioning being undertaken in certain markets where Loblaw holds relatively larger market share and the ongoing roll out of *The Real Canadian Superstore* banner in Ontario, and
- an increase in retail square footage during the latest four quarters as noted above. In the first two quarters, 30 new corporate and franchised stores were opened and 30 stores were closed resulting in a net increase of 1.0 million square feet or 2.3% from year end.

Operating Income Operating income for the second quarter increased $8 million, or 2.2% from last year, to $369 million. Operating margin declined to 5.7% from 5.9% in the comparable period of 2004. Operating income before restructuring and other charges(1) increased $16 million, or 4.4% from last year, to $377 million and resulted in a corresponding operating margin of 5.9%, consistent with last year. EBITDA margin before restructuring and other charges(1) improved to 7.8% from 7.7% in 2004.

An improvement in operating income before restructuring and other charges resulted from gross profit improvements in 2005 compared to 2004 due in part to buying synergies and product mix partially offset by an increased general merchandise inventory shrink. The execution of a significant number of operational realignments in the supply chain network, information systems and other support services continued into the second quarter of 2005. Progress continued on reorganizations affecting the merchandising, procurement and operations groups including the transfer of the general merchandise operations from Calgary, Alberta to the new office facility in Brampton, Ontario and on the implementation of a national information technology platform. While these initiatives were undertaken with the long term goal of becoming more efficient and effective, some short term costs associated with these initiatives above those incremental costs identified in restructuring and other charges continue to be absorbed.

The consolidation of certain independent franchisees identified as VIEs for which the Company is the primary beneficiary resulted in an increase in the gross profit as retail gross profit is greater than that of wholesale gross profit. This additional gross profit was offset by additional operating expenses and resulted in an immaterial net impact on operating income.

(1) See Non-GAAP Financial Measures on pages 12 and 13.

Operating income for the first half of 2005 decreased $39 million, or 5.8%, to $628 million, and resulted in an operating margin of 5.0% as compared to 5.7% in the corresponding period in 2004. During the first half of 2005, the Company recorded restructuring and other charges of $63 million of which $54 million was related to the supply chain network and $9 million related to the office move and reorganization of the operation support functions. Operating income before restructuring and other charges(1) increased $24 million or 3.6% from last year to $691 million and resulted in a corresponding operating margin of 5.5%. EBITDA margin before restructuring and other charges(1) of 7.5% was comparable to 2004.

RESTRUCTURING AND OTHER CHARGES During the first quarter of 2005, after completion of a detailed assessment of its supply chain network, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. This plan is expected to reduce future operating costs, provide a smoother flow of products, better service levels to stores and further enable the Company to achieve its targeted operating efficiencies. The plan involves the closure of six distribution centres and the relocation of certain activities to new distribution centres. Costs accrued in the first half of the year relate primarily to employees whose positions will be directly impacted by the restructuring. Further costs related to fixed asset impairment and accelerated depreciation and closure costs as well as additional employee costs will be recognized as appropriate criteria are met. Total costs are expected to approximate $90 million by the end of 2007 of which approximately $70 million is expected to be recognized in 2005. The expected payback from this restructuring is approximately three years.

In addition, the Company is in the process of combining several administrative and operating offices from across southern Ontario and reorganizing its merchandising, procurement and operations groups including the transfer of the general merchandise operations from Calgary, Alberta to the new Ontario office facility. These additional restructuring costs are expected to total approximately $25 million and will be substantially recognized by the end of the third quarter of this year, and result in a one year payback.

The following restructuring and other charges were recognized during 2005:

For the periods ended June 18, 2005 ($ millions)	Total Expected Costs	Costs Recognized During 2005 12 weeks	24 weeks
Supply chain network	$ 90	$ 3	$ 54
Office move and reorganization of the operation support functions	25	5	9
Total restructuring and other charges	$ 115	$ 8	$ 63

Further information on the Company's restructuring and other charges is provided in Note 2 to the unaudited interim period consolidated financial statements.

Interest Expense For the second quarter, interest expense was consistent with 2004. Interest on long term debt of $69 million was $1 million higher than 2004. Interest on financial derivative instruments includes the net positive effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards of $3 million (2004 – $6 million). During the second quarter, $5 million (2004 – $5 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date of $113 million compared to $112 million in 2004.

Income Taxes The effective income tax rate of 32.8% for the second quarter of 2005 included net adjustments for resolution of various income tax matters and compared to 35.0% in the same period in 2004. The year-to-date effective income tax rate decreased to 31.7% from 32.8% in 2004 mainly as a result of the change in the proportion

(1) See Non-GAAP Financial Measures on pages 12 and 13.

of taxable income across different tax jurisdictions including the effect of restructuring and other charges and the income tax impact related to stock-based compensation and the associated equity forwards. The 2004 first quarter successful resolution of certain previous year's income tax matters reduced year-to-date income tax expense last year by $14 million.

Net Earnings Net earnings for the second quarter increased $14 million, or 7.1%, to $211 million from $197 million in 2004. Basic net earnings per common share for the second quarter increased 5 cents, or 6.9%, to 77 cents from 72 cents in 2004 and decreased 7 cents, or 5.1%, to $1.29 year-to-date. In 2005, the basic net earnings per common share included a negative impact of 2 cents per common share from the restructuring and other charges for the second quarter, and 15 cents year-to-date. A charge of 3 cents per common share for the net after-tax effect of stock-based compensation and the associated equity forwards in the second quarter of 2005 compared to a corresponding charge of 2 cents per common share in 2004 and on a year-to-date basis, a charge of 5 cents per common share in 2005 compared to a charge of 7 cents per common share in 2004.

Financial Condition

Financial Ratios In line with 2004, Loblaw continued to maintain a consistent financial position into the first half of 2005. The net debt to equity ratio[1] of .73:1 at the end of the second quarter of 2005 compared to .82:1 in the same period of 2004 and to .71:1 at year end 2004. The increase in net debt[1] due to the consolidation of the VIEs by the Company was offset by the proceeds received from the sale of a portfolio of third party long term loans receivable in the second quarter of 2005 as discussed in the Related Party Transaction section. The reduction in the net debt to equity ratio[1] at the end of the second quarter when compared to the end of the second quarter last year was mainly due to the increase in shareholders' equity partially offset by marginally higher net debt[1] in 2005. The net debt to equity ratio[1] at the end of the first and second quarter is typically higher than year end due to cyclical fluctuations in working capital. Shareholders' equity increased $211 million from year end, or approximately 3.9%, to $5.6 billion. Consistent with prior years' trends, the net debt to equity ratio[1] is expected to improve throughout the remainder of the year.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at June 18, 2005 includes bank indebtedness and loans payable of VIEs consolidated by the Company. The loans payable represent financing obtained by eligible independent franchisees through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment. The independent funding trust within the structure finances its activities through the issuance of short term asset-backed notes to third party investors. These loans payable which total approximately $117 million at the end of the second quarter of 2005, have an average term to maturity of 7 years, are due and payable on demand under certain predetermined circumstances and are secured through a general security agreement made by the independent franchisees in favour of the independent funding trust. Interest is charged on a floating rate basis and prepayment of the loans may be made without penalty.

As disclosed in the annual MD&A and in Note 18 to the consolidated financial statements for the year ended January 1, 2005 included in the Company's 2004 Annual Report, a standby letter of credit has been provided by a major Canadian bank for the benefit of the independent funding trust equal to approximately 10% of the total principal amount of the loans outstanding at any point in time. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. In the event of a default by an independent franchisee, the independent funding trust may assign the loan to the Company and draw upon the standby letter of credit. No amount has ever been drawn on the standby letter of credit.

(1) See Non-GAAP Financial Measures on pages 12 and 13.

The interest coverage ratio declined to 5.6 times for the first half of 2005 compared to 6.0 times in 2004 due to the $63 million charge relating to restructuring and other charges. The interest coverage ratio is expected to improve during the year consistent with expected improvements in operating income.

The rolling year return on average total assets[1] at the end of the second quarter of 2005 decreased to 13.5% compared to 14.1% for the comparable period of 2004 and to 14.1% at year end 2004. The rolling year return on average shareholders' equity at the end of the second quarter decreased to 18.0% compared to 19.2% for the comparable period of 2004 and to 19.2% at year end 2004. Both returns were negatively impacted by the restructuring and other charges recorded in the first half of 2005.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 21 cents per common share was paid on July 1, 2005. The quarterly dividend increased by approximately 11% over the prior year.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274.3 million common shares were outstanding at quarter end. During the first quarter, the Company issued 25,000 common shares on the exercise of stock options. Further information on the Company's outstanding share capital is provided in Notes 10 and 11 to the unaudited interim period consolidated financial statements.

Liquidity and Capital Resources

Cash Flows from Operating Activities Second quarter cash flows from operating activities were $375 million compared to $360 million in the comparable period of 2004. On a year-to-date basis, cash flows from operating activities were $165 million compared to $154 million in 2004.

On an annual basis, the cash flows from operating activities are expected to fund a large portion of Loblaw's 2005 funding requirements, including its planned capital investment activity of approximately $1.2 billion. The investment in non-cash working capital is expected to decline and net earnings before minority interest and depreciation and amortization are expected to increase throughout the remainder of the year.

Cash Flows used in Investing Activities Second quarter cash flows used in investing activities were $98 million and compared to $228 million in 2004. On a year-to-date basis cash flows used in investing activities were $28 million compared to $373 million in 2004. During the second quarter of 2005, proceeds from the sale of a portfolio of third party long term loans receivable were included in cash flows used in investing activities as described in the Related Party Transaction section. The shortening term to maturity profile of the Company's short term investment portfolio resulted in a shift from short term investments to cash and cash equivalents and in a change in cash flows used in investing activities on a year-to-date basis.

Capital investment, for the second quarter, amounted to $215 million (2004 – $299 million) and $436 million (2004 – $495 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

In the second quarter, President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, securitized $90 million (2004 – $72 million) of credit card receivables under its securitization program and $100 million (2004 – $127 million) year-to-date. The securitizations yielded a nominal loss based on the assumptions disclosed in Note 6 of the consolidated financial statements for the year ended January 1, 2005 included in the Company's 2004 Annual Report.

(1) See Non-GAAP Financial Measures on pages 12 and 13.

Cash Flows (used in) from Financing Activities Second quarter cash flows used in financing activities were $117 million compared to $74 million in 2004. On a year-to-date basis cash flows from financing activities were $305 million compared to $319 million in 2004.

During the first quarter, Loblaw issued $300 million of 5.90% Medium Term Notes ("MTN") due 2036, under its 2003 Base Shelf Prospectus, to refinance the $100 million of 6.35% Provigo Inc. Debenture that matured in the fourth quarter of 2004 and the $200 million of 6.95% MTN that matured in the first quarter of 2005. During the second quarter of 2005, the Company's 2003 Base Shelf Prospectus expired and a new base shelf prospectus allowing the issue of up to $1 billion of aggregate MTN was filed. VIE long term debt issued and retired during the first half of 2005 was not significant.

During the first quarter of 2005, Loblaw renewed its Normal Course Issuer Bid ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,714,045 of its common shares, representing approximately 5% of the common shares outstanding. Loblaw, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares. No common shares were purchased pursuant to the NCIB.

Tax Matters Regular audits of the remittance of commodity taxes including the goods and services tax, provincial sales taxes and tobacco taxes by federal and provincial tax authorities are in progress. The Company has received proposed assessments as a result of some of these audits and is working with the tax authorities to reach an appropriate resolution. At this time, it is not possible to estimate the outcome of these proposed assessments.

Related Party Transaction During the second quarter of 2005, Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company sold a portfolio of third party long term loans receivable to a wholly owned subsidiary of George Weston Limited ("Weston"), the Company's majority shareholder. Originally, the loans in this portfolio were acquired from third party financial institutions in 2001. This transaction was undertaken by Glenhuron as part of its overall ongoing management of its investment portfolio.

The amount of the cash consideration of US$106 million was based on a fair market value of the loan portfolio and was approximately equal to carrying value. An independent review of the valuation analysis has been obtained by the Company to ensure that Glenhuron's methodology used in arriving at fair market value was reasonable. The current portion of this loan portfolio of US$13 million was included in accounts receivable and the long term portion of US$93 million was included in other assets.

Glenhuron has entered into an agreement with the Weston subsidiary for the administration of the loan portfolio on market terms.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter which is 16 weeks in duration for each of 2004 and 2003 and the fourth quarter of 2003 which is 13 weeks in duration due to the 53 week fiscal year in 2003.

Summary of Quarterly Results (2)

($ millions except where otherwise indicated)	Second Quarter 2005	Second Quarter 2004	First Quarter 2005	First Quarter 2004	Fourth Quarter 2004	Fourth Quarter 2003	Third Quarter 2004	Third Quarter 2003
Sales	$ 6,436	$ 6,069	$ 6,124	$ 5,677	$ 6,329	$ 6,373	$ 8,134	$ 7,673
Net earnings	$ 211	$ 197	$ 142	$ 176	$ 337	$ 294	$ 258	$ 218
Net earnings per common share								
Basic ($)	$ .77	$ .72	$ .52	$ .64	$ 1.23	$ 1.07	$ .94	$ .79
Diluted ($)	$ .76	$ .71	$ .52	$ .64	$ 1.22	$ 1.06	$ .94	$ .79

(2) The implementation of Emerging Issues Committee Abstract 144, "Accounting by a Customer (Including a Reseller) for Certain Consideration received from a Vendor", ("EIC 144") on a retroactive basis with restatement did not result in a material change in the quarterly net earnings. During the first quarter of 2005, the Company implemented AcG 15 retroactively without restatement as described in the section "New Accounting Standards" below.

Sales growth continued into the second quarter of 2005. Same-store sales growth during the current quarter was approximately zero. Net earnings in the first and second quarters of 2005 include the after-tax effect of restructuring and other charges as detailed previously. Effective the first quarter of 2005, the Company adopted AcG 15 retroactively without restatement which resulted in an increase in sales by approximately 1.4% for the second quarter and 1.3% year-to-date and in no material impact on net earnings.

New Accounting Standards

Effective January 2, 2005, the Company implemented the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

- Accounting Guideline 15, "Consolidation of Variable Interest Entities", issued by the CICA in June 2003 and amended in September 2004 requires the consolidation of certain entities that are subject to control on a basis other than through ownership of a majority of voting interests.

  AcG 15 defines a variable interest entity as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. AcG 15 requires the primary beneficiary to consolidate VIEs.

  AcG 15 considers an entity to be the primary beneficiary of a VIE if it holds variable interests that expose it to a majority of the VIE's expected losses or entitle it to receive a majority of the VIE's expected residual returns or both.

  Prior to AcG 15, the Company consolidated all entities that it controlled through ownership of a majority of voting interests. Effective January 2, 2005, the Company implemented AcG 15, retroactively without restatement of prior periods and as a result, the Company consolidates entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

  Upon implementation of AcG 15, the Company identified the following significant VIEs:

  INDEPENDENT FRANCHISEES The Company enters into various forms of franchise agreements that generally require the independent franchisee to purchase inventory from the Company and pay certain fees in exchange for services provided by the Company and for the right to use certain trademarks and licenses owned by the Company. Independent franchisees generally lease the land and building from the Company, and when eligible, may obtain financing through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment.

These trusts are administered by a major Canadian bank. Under the terms of certain franchise agreements, the Company may also lease equipment to independent franchisees. Independent franchisees also may obtain financing through operating lines of credit with traditional financial institutions or through issuing preferred shares or notes payable to the Company. The Company monitors the financial condition of its independent franchisees and provides for estimated losses or write-downs on its accounts and notes receivable or investments when appropriate. Upon implementation of AcG 15, the Company determined that 121 of its independent franchisee stores met the criteria for VIEs that require consolidation by the Company pursuant to AcG 15.

WAREHOUSE AND DISTRIBUTION AGREEMENT The Company has entered into a warehousing and distribution agreement with a third party to provide to the Company distribution and warehousing services from a dedicated facility. The amount of costs incurred by the third party in operating this facility were previously recorded in the Company's consolidated financial statements as a result of its fees for service arrangements with the third party. The Company has no equity interest in this third party; however, the terms of the agreement with the third party are such that the Company has determined that the third party meets the criteria for a VIE that requires consolidation by the Company.

Accordingly, the Company has included the results of these independent franchisees and this third party entity that provides distribution and warehousing services in its unaudited interim period consolidated financial statements effective January 2, 2005.

Details of the amounts recorded upon implementation and the effect on the opening consolidated balance sheet as at January 2, 2005 are summarized below and include the impact of both the independent franchisees and the warehouse and distribution entity:

Condensed Consolidated Balance Sheet as at January 2, 2005

($ millions except where otherwise indicated)	Consolidated balance sheet as at January 2, 2005 before AcG 15 impact	Impact of the implementation of AcG 15	Consolidated balance sheet as at January 2, 2005 after AcG 15 impact
Cash and cash equivalents	$ 549	$ 20	$ 569
Short term investments	275		275
Accounts receivable	665	(73)	592
Inventories	1,821	78	1,899
Other current assets	141	4	145
Total current assets	3,451	29	3,480
Fixed assets	7,113	136	7,249
Goodwill	1,621	3	1,624
Other assets	861	(51)	810
Total assets	$ 13,046	$ 117	$ 13,163
Total current liabilities	$ 3,213	$ 48	$ 3,261
Long term debt	3,935	96	4,031
Other liabilities	484	(8)	476
Minority interest		10	10
Total liabilities	7,632	146	7,778
Common share capital	1,192		1,192
Retained earnings	4,222	(29)	4,193
Total liabilities and shareholders' equity	$ 13,046	$ 117	$ 13,163

The impact of AcG 15 on the opening consolidated balance sheet can be further explained as follows:

- An after-tax, one-time charge of $29 million (net of income taxes of $12 million) was recorded upon implementation and resulted mainly from delaying the recognition of vendor monies to when the related inventories of the independent franchisees are sold to their customers, the excess of the independent franchisees' accumulated losses over the allowance for doubtful accounts previously recorded by the Company and the reversal of initial franchise fees initially recognized upon the sale of franchises to third parties.
- Accounts receivable due from the independent franchisees and the investment in preferred shares of the independent franchisees were eliminated upon consolidation; cash and cash equivalents, inventories and fixed assets financed by long term debt (a portion of which is due within one year) were recorded.
- An increase in fixed assets and total current liabilities in respect of the warehouse and distribution entity.
- Minority interest representing the common stakeholder's equity in the respective VIEs.

The impact from the consolidation of these VIEs on the consolidated balance sheet as at June 18, 2005 was not significantly different than the impact on the opening consolidated balance sheet as outlined above. The impact on the consolidated statement of earnings for the 24 weeks ended June 18, 2005 was predominantly an increase in sales as quantified in the table *"Sales and Sales Growth Excluding the Impact of VIEs"* included on page 3. The impact on net earnings for the second quarter and the first half of 2005 was not material.

The consolidation of these VIEs by the Company does not result in any change to its tax, legal or credit risks nor does it result in the Company assuming any obligations of these third parties.

INDEPENDENT TRUST The Company has also identified that it holds a variable interest, by way of a standby letter of credit, in an independent trust which is used to securitize credit card receivables for PC Bank. In these securitizations, PC Bank sells a portion of its credit card receivables to the independent trust in exchange for cash. Although this independent trust has been identified as a VIE, it was determined that the Company is not the primary beneficiary and therefore this VIE is not subject to consolidation by the Company. The Company's maximum exposure to loss as a result of its involvement with this independent trust is disclosed in the Off Balance Sheet Arrangements section of the annual MD&A and in Notes 6 and 18 to the consolidated financial statements for the year ended January 1, 2005 included in the Company's 2004 Annual Report.

- EIC Abstract 150, *"Determining Whether an Arrangement Contains a Lease"*, ("EIC 150") addresses arrangements comprising a transaction or a series of transactions that do not take the legal form of a lease but convey a right to use a tangible asset in return for a payment or a series of payments. EIC 150 provides guidance for determining whether these types of arrangements contain a lease within the scope of CICA Section 3065, "Leases", and should be accounted for accordingly. The assessment should be based on whether the fulfillment of the arrangement is dependent on the use of specific tangible assets and whether the arrangement conveys the right to control the use of the tangible assets. This assessment should be made at inception of the arrangement and only reassessed if certain conditions are met. EIC 150 is effective for arrangements entered into or modified as of the beginning of the first quarter of 2005 and did not have any impact in the first two quarters of 2005. The Company will continue to monitor whether the implications of EIC 150 are applicable to transactions undertaken by the Company.
- Section 3500, *"Earnings per Share"*, previously expected to be effective for the first quarter of 2005 is now expected to be issued in the third quarter of 2005.

Outlook

In 2005, Loblaw will reach several new important milestones. A new head office facility in Brampton, Ontario will open in the third quarter allowing for the combination of several administrative and operating offices from across southern Ontario into one facility. The internal reorganizations involving the merchandising, procurement and operations groups will be completed, including the relocation of the general merchandise operations from Calgary, Alberta to the new office facility. As well, the creation of a more cost effective supply chain network for the future is well underway. The implementation of these structural changes is consistent with the Company's long term strategy and may constrain operating margin expansion for the year. Operating and administrative cost control remains a priority and further leverage on operating margins is expected once these initiatives are completed. Loblaw continues to follow its well established strategies, investing appropriately to ensure its long term growth. Continued sales growth consistent with the current year-to-date trend is expected for the rest of the year in addition to good net earnings growth with some quarterly fluctuations resulting from the execution of these transformative initiatives.

Additional Information

Additional financial information, including the Company's Annual Information Form, has been filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of VIEs These financial measures exclude the impact of the increase in sales from the consolidation by the Company of the independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. These sales are excluded because they affect the comparability of the financial results and could potentially distort the analysis of trends. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table *"Sales and Sales Growth Excluding the Impact of VIEs"* on page 3.

Operating Income Before Restructuring and Other Charges The Company believes operating income before restructuring and other charges is useful in measuring the performance of its ongoing business without the effects of restructuring and other charges. The Company has excluded these items because they affect the comparability of its financial results and could potentially distort the analysis of trends. Additions to the restructuring and other charges will be recognized as the reorganizations of the Company's supply chain network and merchandising, procurement and operations groups are completed and appropriate criteria are met. The following table reconciles operating income before restructuring and other charges to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings for the periods ended June 18, 2005 and June 19, 2004, respectively:

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (24 weeks)**	2004 (24 weeks)
Operating income	**$ 369**	$ 361	**$ 628**	$ 667
Restructuring and other charges	**8**		**63**	
Operating income before restructuring and other charges	**$ 377**	$ 361	**$ 691**	$ 667

EBITDA Before Restructuring and Other Charges The Company believes EBITDA before restructuring and other charges is useful as an indicator of the operational performance of its ongoing business and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program. The Company has excluded restructuring and other charges because they affect the comparability of its financial results and could potentially distort the analysis of trends. Additions to the restructuring and other charges will be recognized as the reorganizations of the Company's supply chain network and merchandising, procurement and operations groups are completed and appropriate criteria are met. The following table reconciles EBITDA before restructuring and other charges to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings for the periods ended June 18, 2005 and June 19, 2004, respectively:

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (24 weeks)**	2004 (24 weeks)
Operating income	**$ 369**	$ 361	**$ 628**	$ 667
Depreciation and amortization	**126**	107	**246**	210
EBITDA	**495**	468	**874**	877
Restructuring and other charges	**8**		**63**	
EBITDA before restructuring and other charges	**$ 503**	$ 468	**$ 937**	$ 877

Net Debt The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments and believes this measure is useful in evaluating the amount of leverage employed by the Company. The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at June 18, 2005 and June 19, 2004, respectively:

($ millions)	**2005**	2004
Bank indebtedness	**$ 84**	$ 25
Commercial paper	**715**	825
Long term debt due within one year	**156**	307
Long term debt	**4,197**	3,954
Less: Cash and cash equivalents	**1,034**	758
Short term investments	**4**	325
Net debt	**$ 4,114**	$ 4,028

Total Assets The Company uses the return on average total assets ratio to measure the performance of operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in this ratio. The Company believes this results in a more accurate measure of the performance of its operating assets. The following table reconciles total assets used in the return on average total assets measure to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at June 18, 2005 and June 19, 2004, respectively:

($ millions)	**2005**	2004 restated (3)
Total assets	**$ 13,452**	$ 12,563
Less: Cash and cash equivalents	**1,034**	758
Short term investments	**4**	325
Total assets	**$ 12,414**	$ 11,480

(3) Certain prior year's information was reclassified to conform with the current year's presentation and was restated due to the implementation of EIC 144, in the third quarter of 2004, as discussed in Note 1 to the unaudited interim period consolidated financial statements.

Consolidated Statements of Earnings

(unaudited)

For the periods ended June 18, 2005 and June 19, 2004 ($ millions except where otherwise indicated)	2005 (12 weeks)	2004 (12 weeks)	2005 (24 weeks)	2004 (24 weeks)
Sales	**$ 6,436**	$ 6,069	**$ 12,560**	$ 11,746
Operating Expenses				
Cost of sales, selling and administrative expenses	**5,933**	5,601	**11,623**	10,869
Depreciation and amortization	**126**	107	**246**	210
Restructuring and other charges (note 2)	**8**		**63**	
	6,067	5,708	**11,932**	11,079
Operating Income	**369**	361	**628**	667
Interest Expense (note 3)	**58**	58	**113**	112
Earnings Before Income Taxes	**311**	303	**515**	555
Income Taxes (note 4)	**102**	106	**163**	182
Net Earnings Before Minority Interest	**209**	197	**352**	373
Minority Interest	**(2)**		**(1)**	
Net Earnings	**$ 211**	$ 197	**$ 353**	$ 373
Net Earnings Per Common Share ($) (note 5)				
Basic	**$ .77**	$ .72	**$ 1.29**	$ 1.36
Diluted	**$ .76**	$ .71	**$ 1.28**	$ 1.35

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings

(unaudited)

For the periods ended June 18, 2005 and June 19, 2004 ($ millions except where otherwise indicated)	2005 (24 weeks)	2004 (24 weeks)
Retained Earnings, Beginning of Period as Previously Reported	**$ 4,222**	$ 3,534
Impact of implementing new accounting standards (note 1)	**(29)**	(38)
Retained Earnings, Beginning of Period as Restated	**4,193**	3,496
Net earnings	**353**	373
Premium on common shares purchased for cancellation		(33)
Dividends per common share – 42¢ (2004 – 38¢)	**(115)**	(105)
Retained Earnings, End of Period	**$ 4,431**	$ 3,731

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at June 18, 2005 and January 1, 2005 ($ millions)	2005 (unaudited)	2004
Assets		
Current Assets		
Cash and cash equivalents	**$ 1,034**	$ 549
Short term investments	**4**	275
Accounts receivable (note 6)	**573**	665
Inventories	**1,903**	1,821
Income taxes	**7**	
Future income taxes	**106**	109
Prepaid expenses and other assets	**61**	32
Total Current Assets	**3,688**	3,451
Fixed Assets	**7,414**	7,113
Goodwill (note 7)	**1,627**	1,621
Other Assets (note 12)	**723**	861
Total Assets	**$ 13,452**	$ 13,046
Liabilities		
Current Liabilities		
Bank indebtedness	**$ 84**	$ 28
Commercial paper	**715**	473
Accounts payable and accrued liabilities	**2,175**	2,387
Income taxes		109
Long term debt due within one year (note 9)	**156**	216
Total Current Liabilities	**3,130**	3,213
Long Term Debt (note 9)	**4,197**	3,935
Future Income Taxes	**225**	212
Other Liabilities	**269**	272
Minority Interest	**6**	
Total Liabilities	**7,827**	7,632
Shareholders' Equity		
Common Share Capital (notes 10 and 11)	**1,194**	1,192
Retained Earnings	**4,431**	4,222
Total Shareholders' Equity	**5,625**	5,414
Total Liabilities and Shareholders' Equity	**$ 13,452**	$ 13,046

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements
(unaudited)

For the periods ended June 18, 2005 and June 19, 2004 ($ millions)	2005 (12 weeks)	2004 (12 weeks)	2005 (24 weeks)	2004 (24 weeks)
Operating Activities				
Net earnings before minority interest	$ 209	$ 197	$ 352	$ 373
Depreciation and amortization	126	107	246	210
Restructuring and other charges (note 2)	8		63	
Future income taxes	41	5	26	23
Change in non-cash working capital	(2)	39	(519)	(487)
Other	(7)	12	(3)	35
Cash Flows from Operating Activities	375	360	165	154
Investing Activities				
Fixed asset purchases	(215)	(299)	(436)	(495)
Short term investments		76	271	71
Proceeds from fixed asset sales	28	18	44	26
Credit card receivables, after securitization (note 6)	2	(5)	54	55
Franchise investments and other receivables	109	(6)	85	(5)
Other	(22)	(12)	(46)	(25)
Cash Flows used in Investing Activities	(98)	(228)	(28)	(373)
Financing Activities				
Bank indebtedness	29	25	37	(13)
Commercial paper	(84)	(20)	242	222
Long term debt – Issued (note 9)	4		308	200
– Retired	(8)		(223)	(1)
Common share capital – Issued (notes 10 and 11)			1	
– Retired		(27)		(35)
Dividends	(58)	(52)	(58)	(52)
Other			(2)	(2)
Cash Flows (used in) from Financing Activities	(117)	(74)	305	319
Effect of foreign currency exchange rate changes on cash and cash equivalents	12	31	23	40
Initial impact of variable interest entities			20	
Change in Cash and Cash Equivalents	172	89	485	140
Cash and Cash Equivalents, Beginning of Period	862	669	549	618
Cash and Cash Equivalents, End of Period	$ 1,034	$ 758	$ 1,034	$ 758

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended January 1, 2005 except as described below. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2004 Annual Report.

Variable Interest Entities The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries, collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. Effective January 2, 2005, the Company is required, pursuant to Accounting Guideline 15, "*Consolidation of Variable Interest Entities*", ("AcG 15") issued by the Canadian Institute of Chartered Accountants ("CICA"), to consolidate certain variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

AcG 15 defines a variable interest entity as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. AcG 15 requires the primary beneficiary to consolidate VIEs and considers an entity to be the primary beneficiary of a VIE if it holds variable interests that expose it to a majority of the VIE's expected losses or entitle it to receive a majority of the VIE's expected residual returns or both.

Effective January 2, 2005, the Company implemented AcG 15, retroactively without restatement of prior periods and as a result, the Company consolidates entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

Upon implementation of AcG 15, the Company identified the following significant VIEs:

INDEPENDENT FRANCHISEES The Company enters into various forms of franchise agreements that generally require the independent franchisee to purchase inventory from the Company and pay certain fees in exchange for services provided by the Company and for the right to use certain trademarks and licenses owned by the Company. Independent franchisees generally lease the land and building from the Company, and when eligible, may obtain financing through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment. These trusts are administered by a major Canadian bank. Under the terms of certain franchise agreements, the Company may also lease equipment to independent franchisees. Independent franchisees also may obtain financing through operating lines of credit with traditional financial institutions or through issuing preferred shares or notes payable to the Company. The Company monitors the financial condition of its independent franchisees and provides for estimated losses or write-downs on its accounts and notes receivable or investments when appropriate. Upon implementation of AcG 15, the Company determined that 121 of its independent franchisee stores met the criteria for VIEs that require consolidation by the Company pursuant to AcG 15.

WAREHOUSE AND DISTRIBUTION AGREEMENT The Company has entered into a warehousing and distribution agreement with a third party to provide to the Company distribution and warehousing services from a dedicated facility. The amount of costs incurred by the third party in operating this facility were previously recorded in the Company's consolidated financial statements as a result of its fees for service arrangements with the third party. The Company has no equity interest in this third party; however, the terms of the agreement with the third party are such that the Company has determined that the third party meets the criteria for a VIE that requires consolidation by the Company.

Accordingly, the Company has included the results of these independent franchisees and this third party entity that provides distribution and warehousing services in its unaudited interim period consolidated financial statements effective January 2, 2005.

Details of the amounts recorded upon implementation and the effect on the opening consolidated balance sheet as at January 2, 2005 are summarized below and include the impact of both the independent franchisees and the warehouse and distribution entity:

Condensed Consolidated Balance Sheet as at January 2, 2005

($ millions except where otherwise indicated)	Consolidated balance sheet as at January 2, 2005 before AcG 15 impact	Impact of the implementation of AcG 15	Consolidated balance sheet as at January 2, 2005 after AcG 15 impact
Cash and cash equivalents	$ 549	$ 20	$ 569
Short term investments	275		275
Accounts receivable	665	(73)	592
Inventories	1,821	78	1,899
Other current assets	141	4	145
Total current assets	3,451	29	3,480
Fixed assets	7,113	136	7,249
Goodwill	1,621	3	1,624
Other assets	861	(51)	810
Total assets	$ 13,046	$ 117	$ 13,163
Total current liabilities	$ 3,213	$ 48	$ 3,261
Long term debt	3,935	96	4,031
Other liabilities	484	(8)	476
Minority interest		10	10
Total liabilities	7,632	146	7,778
Common share capital	1,192		1,192
Retained earnings	4,222	(29)	4,193
Total liabilities and shareholders' equity	$ 13,046	$ 117	$ 13,163

The impact of AcG 15 on the opening consolidated balance sheet can be further explained as follows:

- An after-tax, one-time charge of $29 million (net of income taxes of $12 million) was recorded upon implementation and resulted mainly from delaying the recognition of vendor monies to when the related inventories of the independent franchisees are sold to their customers, the excess of the independent franchisees' accumulated losses over the allowance for doubtful accounts previously recorded by the Company and the reversal of initial franchise fees initially recognized upon the sale of franchises to third parties.
- Accounts receivable due from the independent franchisees and the investment in preferred shares of the independent franchisees were eliminated upon consolidation; cash and cash equivalents, inventories and fixed assets financed by long term debt (a portion of which is due within one year) were recorded.
- An increase in fixed assets and total current liabilities in respect of the warehouse and distribution entity.
- Minority interest representing the common stakeholder's equity in the respective VIEs.

The impact from the consolidation of these VIEs on the consolidated balance sheet as at June 18, 2005 was not significantly different than the impact on the opening consolidated balance sheet as outlined above. The impact on the consolidated statement of earnings was predominantly an increase in sales of 1.4% for the second quarter of 2005 and 1.3% for the first half of 2005. The impact on net earnings for the second quarter and the first half of 2005 was not material.

The consolidation of these VIEs by the Company does not result in any change to its tax, legal or credit risks nor does it result in the Company assuming any obligations of these third parties.

INDEPENDENT TRUST The Company has also identified that it holds a variable interest, by way of a standby letter of credit, in an independent trust which is used to securitize credit card receivables for President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company. In these securitizations, PC Bank sells a portion of its credit card receivables to the independent trust in exchange for cash. Although this independent trust has been identified as a VIE, it was determined that the Company is not the primary beneficiary and therefore this VIE is not subject to consolidation by the Company. The Company's maximum exposure to loss as a result of its involvement with this independent trust is disclosed in Notes 6 and 18 to the Company's annual audited consolidated financial statements for the year ended January 1, 2005.

Use of Estimates and Assumptions The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Comparative Information Certain prior period's information was reclassified to conform with the current period's presentation and was restated upon implementation of Emerging Issues Committee Abstract 144, "*Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor*", ("EIC 144"). As disclosed in Note 1 to the annual audited consolidated financial statements, upon implementation of EIC 144 retroactively with restatement in the third quarter of 2004, the Company recorded a decrease to opening retained earnings for 2003 of $38 million (net of future income taxes recoverable of $11 million), a decrease to inventories of $32 million and an increase in accounts payable and accrued liabilities of $17 million. Prior year's quarterly net earnings were not materially impacted.

Note 2. Restructuring and Other Charges

During the first quarter of 2005, after completion of a detailed assessment of its supply chain network, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. This plan is expected to reduce future operating costs, provide a smoother flow of products, better service levels to stores and further enable the Company to achieve its targeted operating efficiencies. The plan involves the closure of six distribution centres and the relocation of certain activities to new distribution centres. The transfer of the distribution activities of general merchandise to a new facility operated by a third party in Pickering, Ontario, is in progress and is expected to be completed in the third quarter of 2005. In addition, a new distribution centre dedicated to food distribution is expected to open in the second quarter of 2007 in Ajax, Ontario. As a result of these initiatives, it is expected that approximately 1,400 positions will be affected within the supply chain network. The restructuring plan is expected to be completed by the third quarter of 2007 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million total estimated cost, approximately $57 million is attributable to employee termination benefits which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation of assets relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. In the second quarter of 2005, the Company recognized an additional $3 million of restructuring costs resulting from this plan. The year-to-date charge of $54 million is composed of $47 million for employee termination benefits resulting from planned involuntary terminations and $7 million of other costs directly associated with these initiatives as detailed in the table below.

In addition, the Company is completing its plan to consolidate several administrative and operating offices from across southern Ontario to a new office facility in Brampton, Ontario and to reorganize the merchandising, procurement and operations groups including the transfer of the general merchandise operations from Calgary, Alberta to the new office facility. As a result, total estimated costs of $25 million will be recognized for costs relating to employee relocations and severance benefits, the majority of which were voluntary. The charge recognized in the second quarter of 2005 was $5 million. The year-to-date charge of $9 million is composed of $5 million for employee termination benefits resulting from voluntary termination benefits, employee outplacement assistance costs and $4 million of other costs directly associated with these initiatives as detailed in the table below. The Company expects to complete these restructuring activities by the third quarter of this year.

The following table provides a summary of the costs recognized during the first half of 2005, as well as the corresponding net liability as at June 18, 2005:

($ millions)	Employee Termination Benefits	Site Closing Costs and Other	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	Total
Costs recognized during 2005	$ 52	$ 5	$ 57	$ 6	$ 63
Cash payments	(2)	(5)	(7)	-	(7)
Net liability as at June 18, 2005	$ 50	$ -	$ 50	$ 6	$ 56

Note 3. Interest Expense

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (24 weeks)**	2004 (24 weeks)
Interest on long term debt	**$ 69**	$ 68	**$ 134**	$ 134
Interest on financial derivative instruments	**(3)**	(6)	**(7)**	(14)
Net short term interest	**(3)**	1	**(4)**	2
Capitalized to fixed assets	**(5)**	(5)	**(10)**	(10)
Interest expense	**$ 58**	$ 58	**$ 113**	$ 112

Net interest paid in the second quarter and year-to-date was $76 million and $133 million (2004 – $86 million and $131 million), respectively.

Note 4. Income Taxes

Net income taxes paid in the second quarter and year-to date were $105 million and $248 million (2004 – $82 million and $214 million), respectively.

Note 5. Basic and Diluted Net Earnings per Common Share

	2005 (12 weeks)	2004 (12 weeks)	**2005 (24 weeks)**	2004 (24 weeks)
Net earnings ($ millions)	**$ 211**	$ 197	**$ 353**	$ 373
Weighted average common shares outstanding (in millions)	**274.3**	274.4	**274.3**	274.6
Dilutive effect of stock-based compensation (in millions)	**1.1**	1.4	**1.2**	1.5
Diluted weighted average common shares outstanding (in millions)	**275.4**	275.8	**275.5**	276.1
Basic net earnings per common share ($)	**$ .77**	$ .72	**$ 1.29**	$ 1.36
Dilutive effect of stock-based compensation per common share	**(.01)**	(.01)	**(.01)**	(.01)
Diluted net earnings per common share ($)	**$ .76**	$ .71	**$ 1.28**	$ 1.35

Note 6. Credit Card Receivables

During the second quarter, President's Choice Bank, a wholly owned subsidiary of the Company, securitized $90 million (2004 – $72 million) of credit card receivables, under its securitization program and $100 million (2004 – $127 million) year-to-date. The securitizations yielded a nominal net loss (2004 – gain).

($ millions)	2005 (as at June 18, 2005)	2004 (as at January 1, 2005)
Credit card receivables	**$ 1,014**	$ 968
Amount securitized	**(885)**	(785)
Net credit card receivables	**$ 129**	$ 183

Note 7. Goodwill

In the normal course of business, the Company may acquire from time to time independent franchisee stores and convert them to corporate stores. In the first two quarters of 2005, the Company acquired 4 independent franchisee businesses. The acquisitions were accounted for using the purchase method of accounting with the results of the businesses acquired included in the Company's consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of a nominal amount of fixed assets and other assets, principally inventory, of $2 million and goodwill of $2 million for cash consideration of $3 million, net of accounts receivable due from the franchisees of $1 million.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at June 18, 2005 includes goodwill of independent franchisees of $4 million.

Note 8. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $25 million and $47 million (2004 – $22 million and $44 million) for the second quarter and year-to-date respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 9. Long Term Debt

During the first quarter, the Company issued $300 million of 5.90% Medium Term Notes ("MTN") due 2036 and $200 million of 6.95% MTN matured and was repaid.

Pursuant to the requirements of AcG 15, the consolidated balance sheet as at June 18, 2005 includes $117 million ($25 million of which is due within one year) of loans payable of VIEs consolidated by the Company. The loans payable represent financing obtained by eligible independent franchisees through a structure involving independent trusts to facilitate the purchase of the majority of inventory and fixed assets, consisting mainly of fixturing and equipment. The independent funding trust within the structure finances its activities through the issuance of short term asset-backed notes to third party investors. The loans payable, which have an average term to maturity of 7 years, are due and payable on demand under certain predetermined circumstances and are secured through a

general security agreement made by the independent franchisees in favour of the independent funding trust. Interest is charged on a floating rate basis and prepayment of the loans may be made without penalty.

As disclosed in Note 18 to the annual audited consolidated financial statements for the year ended January 1, 2005, a standby letter of credit has been provided by a major Canadian bank for the benefit of the independent funding trust equal to approximately 10% of the total principal amount of the loans outstanding at any point in time. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. In the event of a default by an independent franchisee the independent funding trust may assign the loan to the Company and draw upon the standby letter of credit. No amount has ever been drawn on the standby letter of credit.

Note 10. Common Share Capital

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (24 weeks)**	2004 (24 weeks)
Actual common shares outstanding	**274.3**	274.3	**274.3**	274.3
Weighted average common shares outstanding	**274.3**	274.4	**274.3**	274.6

Note 11. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	**2005 (12 weeks)**	2004 (12 weeks)	**2005 (24 weeks)**	2004 (24 weeks)
Increase/(decrease) in:				
Stock option plan cost	**$ (4)**	$ (4)	**$ 2**	$ (19)
Equity forwards cost	**9**	7	**6**	29
Restricted share unit plan cost	**2**		**4**	
Net stock-based compensation cost	**$ 7**	$ 3	**$ 12**	$ 10

Stock Option Plan During the first half of 2005, the Company issued 25,000 common shares for cash consideration of $0.9 million on the exercise of stock options for which it had recorded a stock-based compensation liability of $1 million. The share appreciation value of $37 million (2004 – $16 million) was paid on the exercise of 992,069 (2004 – 543,267) stock options. In addition, 18,762 (2004 – 50,631) stock options were forfeited or cancelled in the first half of 2005. Under its existing stock option plan, the Company granted 66,255 stock options with a weighted average exercise price of $72.95 per common share during the second quarter of 2005 to 3 employees and 2,152,252 stock options with a weighted average exercise price of $69.63 per common share during the first quarter of 2005 to 231 employees.

At the end of the second quarter, a total of 5,548,634 (2004 – 4,813,128) stock options were outstanding and represented approximately 2.0% (2004 – 1.8%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the second quarter was $70.60 (2004 – $61.50).

Restricted Share Unit ("RSU") Plan The Company adopted a RSU plan for certain employees. Under the RSU plan, performance periods of three years in duration are designated and commence on the date of which RSUs are awarded to each participant ("Award Date"). In respect of each such designated performance period, a participant is granted a number of RSUs, where each unit has a value equal to one Loblaw common share at the time of grant. Each RSU entitles the participant to receive a cash payment in the third calendar year following the applicable Award Date and in the amount calculated with reference to the trading price of a Loblaw common share on the Toronto Stock Exchange. Each RSU will be paid out no later than December 30 of that year.

Compensation cost is recorded in operating income for each RSU granted equal to the market value of Loblaw common share at the Award Date prorated over the vesting period and is adjusted for changes in the market value until the vesting date. The cumulative effect of the change in market value is recognized in the period of change.

In the first quarter of 2005, the Company granted 376,645 RSUs to 231 employees.

Note 12. Related Party Transaction

During the second quarter of 2005, Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company sold a portfolio of third party long term loans receivable to a wholly owned subsidiary of George Weston Limited ("Weston"), the Company's majority shareholder. Originally, the loans in this portfolio were acquired from third party financial institutions in 2001. This transaction was undertaken by Glenhuron as part of its overall ongoing management of its investment portfolio.

The amount of the cash consideration of US$106 million was based on a fair market value of the loan portfolio and was approximately equal to carrying value. An independent review of the valuation analysis has been obtained by the Company to ensure that Glenhuron's methodology used in arriving at fair market value was reasonable. The current portion of this loan portfolio of US$13 million was included in accounts receivable and the long term portion of US$93 million was included in other assets.

Glenhuron has entered into an agreement with the Weston subsidiary for the administration of the loan portfolio on market terms.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor and a leading provider of general merchandise products and services. It seeks to provide superior returns to its shareholders through a combination of dividends and share price appreciation. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and everyday household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice* and *no name* brands.

While food remains at the heart of its offering, Loblaw has changed Canadians' perceptions of what a supermarket can be. Loblaw stores provide a wide, growing and successful range of general merchandise products and services. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, auto and home insurance plus the *PC* Points loyalty program.

Loblaw seeks to achieve its business objectives through stable, sustainable and long term growth. Its willingness to assume prudent operating risks is equaled by its commitment to the maintenance of a strong balance sheet position. In executing its strategies, Loblaw allocates the resources needed to invest in and expand its existing markets. It also maintains an active product development program. Loblaw is highly selective in its consideration of acquisitions and other business opportunities. Given the competitive nature of its industry, Loblaw also strives to make its operating environment as stable and as cost effective as possible. It works to ensure that its technology systems and logistics enhance the efficiency of its operations.

Trademarks

Loblaw and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Investor Relations and Public Affairs at the Company's Executive Office or by e-mail at investor@weston.ca.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analysts call shortly following the release of its quarterly results. This call will be archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report is printed in Canada on recycled paper.

Loblaw Companies Limited

Registered Office:
22 St. Clair Avenue East
Toronto, Canada
M4T 2S7

Principal Office:
(Effective commencing October 2005)
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (416) 922-8500
Fax: (416) 922-7791
www.loblaw.com

Loblaw
COMPANIES LIMITED